Mail Stop 4561

November 28, 2005

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

RE:	National Bank of Greece S.A.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed July 15, 2005
File No. 1-14960

Dear Mr. Thomopoulos,

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.


Sincerely,



Don Walker
Senior Assistant Chief Accountant